UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED

PURSUANT TO RULE 13d-2(b)

Under the Securities Exchange Act of 1934

(Amendment No.     )(1)

Tailwind Financial Inc.

(Name of Issuer)

Common Stock, $0.001 Par Value

(Title of Class of Securities)

874023104

(CUSIP Number)

April 12, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

(1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 874023104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). David M. Knott

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 883,000

	6.	Shared Voting Power 367,000

	7.	Sole Dispositive Power 1,000,000

	8.	Shared Dispositive Power 250,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) IN

CUSIP No. 874023104

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only). Dorset Management Corporation 11-2873658

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 883,000

	6.	Shared Voting Power 367,000

	7.	Sole Dispositive Power 1,000,000

	8.	Shared Dispositive Power 250,000

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,250,000

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 8.0%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Tailwind Financial Inc.
	(b)	Address of Issuer’s Principal Executive Offices BCE Place 181 Bay Street Suite 4400 Toronto, Ontario, Canada M5J 2T3

Item 2.
	(a)	Name of Person Filing David M. Knott; Dorset Management Corporation
	(b)	Address of Principal Business Office or, if none, Residence 485 Underhill Boulevard, Suite 205 Syosset, New York 11791
	(c)	Citizenship David M. Knott - United States of America; Dorset Management Corporation - New York
	(d)	Title of Class of Securities Common Stock, par value $0.001 per share (“Common Stock”)
	(e)	CUSIP Number 874023104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.

Ownership

David M. Knott; Dorset Management Corporation

See Rows 5 through 9 and 11 on pages 2 and 3.

As of the date of this filing, each Reporting Person may be deemed to be the beneficial owner of the number of shares of Common Stock of Tailwind Financial Inc. (the “Company”) set forth on Row 9 of the corresponding Cover Page of this Schedule 13G for such Reporting Person, which shares are a constituent part of the Company’s Units (“Units”) of which each Reporting Person may be deemed to hold the number set forth on Row 9 of the corresponding Cover Page of this Schedule 13G for such Reporting Person.  Each Unit consists of (i) one share of Common Stock and (ii) one Warrant (“Warrant”).  Each Warrant entitles the holder to purchase one share of the Company’s Common Stock at a price of $6.00.  Each Warrant will become exercisable on the later of the Company’s completion of a business combination and April 11, 2008, and will expire on April 11, 2011, or earlier upon redemption.  As of the date of this filing, the Company has not announced the completion of a business combination.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:
(b) Percent of class:
(c) Number of shares as to which the person has:
(i) Sole power to vote or to direct the vote
(ii) Shared power to vote or to direct the vote
(iii) Sole power to dispose or to direct the disposition of
(iv) Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class
N/A

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Persons, other than the Reporting Persons hereunder, have the right to receive or the power to direct the receipt of dividends, or the proceeds from the sale, of securities reported herein.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company
N/A

Item 8.	Identification and Classification of Members of the Group
N/A

Item 9.	Notice of Dissolution of Group
N/A

Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

April 17, 2007
Date
/s/ David M. Knott
Signature

DORSET MANAGEMENT CORPORATION

BY:	/s/ David M. Knott
David M. Knott, President